Exhibit 99.3

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2005

	June 30	December 31,
	2005	2004
	(Unaudited)	(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	54,006	91,413
Marketable securities	5,869	14,331
Accounts receivable:
Trade	29,691	26,399
Other	4,794	2,680
Inventories	935	755
Deferred income taxes	4,435	3,650
T o t a l current assets	99,730	139,228
NON-CURRENT ASSETS :
Marketable debt securities	4,516	6,125
Deferred income taxes	1,435	1,768
Long-term receivables	2,465	3,592
Amounts funded in respect of employee rights
upon retirement	4,630	4,553
Other	572	523
	13,618	16,561
PROPERTY, PLANT AND EQUIPMENT, net	12,036	10,407
GOODWILL	100,734	39,774
OTHER INTENGIBLE ASSETS, net of accumulated
amortization	28,048	4,653
	254,166	210,623

The accompanying notes are an integral part of the financial statements.

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2005

	June 30	December 31,
	2005	2004
	(Unaudited)	(Audited)
	U.S. $ in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit	6,067	7,565
Current maturities of long-term bank loans	3,159	4,801
Accounts payable and accruals:
Trade	10,641	10,251
Employees and employee institutions	4,730	5,122
Current maturities of other liabilities	510	1,048
Other	11,223	7,439
Deferred revenues	15,478	4,949
T o t a l current liabilities	51,808	41,175
LONG-TERM LIABILITIES :
Long-term bank loans, net of current maturities	1,342	1,493
Employee rights upon retirement	8,674	8,435
Other liabilities, net of current maturities	122	259
T o t a l long-term liabilities	10,138	10,187
T o t a l liabilities	61,946	51,362
MINORITY INTERESTS	1,796	1,969
SHAREHOLDERS’ EQUITY:
Share capital – ordinary shares of NIS 1.00
par value (authorized: 25,000,000 shares;
Issued and outstanding; December 31, 2004
(audited) – 17,577,432 shares; June 30, 2005
(unaudited) – 18,849,640 shares;	5,009	4,717
Additional paid in capital	143,220	116,277
Retained earnings	42,403	36,031
Accumulated other comprehensive income	(208)	267
T o t a l shareholders’ equity	190,424	157,292
	254,166	210,623

The accompanying notes are an integral part of the financial statements.

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2005

	Six months ended June 30		Three months ended June 30
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
	U.S. $ in thousands (except per share data)
REVENUES:
Product sales	48,706	34,173	28,182	17,889
Services and projects	35,850	20,422	22,561	10,859
T o t a l revenues	84,556	54,595	50,743	28,748
COST OF REVENUES:
Cost of product sales	14,105	10,123	8,340	5,319
Cost of services and projects	14,767	8,506	9,469	4,496
T o t a l cost of revenues	28,872	18,629	17,809	9,815
GROSS PROFIT	55,684	35,966	32,934	18,933
RESEARCH AND DEVELOPMENT
EXPENSES - net	(20,410)	(14,370)	(11,973)	(7,610)
SELLING AND MARKETING EXPENSES	(15,765)	(11,608)	(8,995)	(5,903)
GENERAL AND ADMINISTRATIVE EXPENSES	(10,749)	(7,293)	(6,371)	(3,683)
OTHER GENERAL INCOME, net		5
T o t a l operating expenses	(46,924)	(33,266)	(27,339)	(17,196)
INCOME FROM OPERATING	8,760	2,700	5,595	1,737
FINANCIAL INCOME (EXPENSES) - net	13	(171)	(161)	(76)
GAIN ARISING FROM ISSUANCE OF SHARES
BY A SUBSIDIARY AND AN ASSOCIATED
COMPANY		200
INCOME BEFORE TAXES ON INCOME	8,773	2,729	5,434	1,661
TAXES ON INCOME	2,524	671	1,529	377
INCOME AFTER TAXES ON INCOME	6,249	2,058	3,905	1,284
SHARE IN LOSSES OF AN ASSOCIATED
COMPANY	83	69	43	35
MINORITY INTERESTS IN LOSSES
OF SUBSIDIARIES	206	113	134	83
NET INCOME FOR THE PERIOD	6,372	2,102	3,996	1,332
EARNINGS PER SHARE:
Basic	0.35	0.15	0.21	0.09
Diluted	0.33	0.14	0.20	0.08
WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EARNINGS
PER SHARE – in thousands:
Basic	18,227	14,092	18,710	15,607
Diluted	19,210	15,163	19,756	16,663

The accompanying notes are an integral part of the financial statements.

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2005

	Share capital
	Ordinary shares				Accumulated
	Number of		Additional		other
	shares in		paid-in	retained	comprehensive
	thousands	Amount	capital	earnings	income	Total
	U . S . $ i n t h o u s a n d s

BALANCE AT JANUARY 1, 2005	17,577	4,717	116,277	36,031	267	157,292
CHANGES DURING THE SIX MONTH PERIOD ENDED JUNE 30, 2005:
Net income				6,372		6,372
Differences from translation of non dollar currency
financial statements of a subsidiary and associated company					(475)	(475)
Comprehensive income						5,897
Issuance of share capital in respect of acquisition of a subsidiary and business
activity	1,006	230	23,632			23,862
Issuance of share capital to employees resulting from exercise of options	267	62	3,311			3,373
BALANCE AT JUNE 30, 2005	18,850	5,009	143,220	42,403	(208)	190,424

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 1

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2005

	Six months ended
	June 30
	2005	2004
	(Unaudited)
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	6,372	2,102
Adjustments required to reconcile net income
to net cash provided by operating activities:
Minority interests in losses of subsidiaries	(206)	(113)
Depreciation and amortization, net	2,541	1,176
Share in losses of an associated company	83	69
Gain arising from issuance of shares of an
associated company		(200)
Tax benefits relating to employee and
other option grants		421
Compensation expenses resulting from shares
and options granted to employees and non
employees		148
Changes in accrued liability for employee rights
upon retirement	374	174
Losses (gains) on amounts funded in respect of
employee rights upon retirement	325	104
Deferred income taxes - net	(124)	(750)
Net decrease (increase) in marketable securities	699	(1,667)
Amortization of discount on debt securities	46	48
Other	(279)	36
Changes in operating asset and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	6,115	(180)
Other	(1,028)	537
Decrease (increase) in accounts
payable and accruals:
Trade	(1,372)	2,262
Employees, employee institutions and other	(1,945)	(3,713)
Decrease (increase) in inventories	(189)	256
Increase (decrease) in deferred revenues	(4,005)	329
Net cash provided by operating activities	7,407	1,039

The accompanying notes are an integral part of the financial statements.

(Continued) - 2

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2005

	Six months ended
	June 30
	2005	2004
	(Unaudited)
	U.S. $ in thousands
Net cash provided by operating activities -
brought forward	7,407	1,039
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held
to maturity	11,142	2,101
Investment in marketable debt securities
held to maturity	(1,876)	(13,127)
Acquisition of subsidiaries consolidated for the first
time (a)	(49,351)	(13,991)
Additional investments in subsidiaries	(147)
Advances on account of acquisition	(448)
Purchase of property, plant, equipment
and other assets	(1,260)	(610)
Proceeds from sale of property, plant and equipment	7	13
Amounts funded in respect of employee rights upon
retirement, net	(303)	(296)
Long-term loans granted to employees	(54)	(19)
Collection of long-term loans to employees	47	43
Net cash used in investing activities	(42,243)	(25,886)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares in a public offering,
net of $3,243,000 share issuance costs		58,891
Repayment of long-term bank loans	(1,482)	(1,868)
Issuance of share capital to employees
Resulting from exercise of options	2,849	3,143
Short-term bank credit - net	(3,723)	(265)
Investment in a subsidiary	34
Net cash provided by (used in) financing activities	(2,322)	59,901
EFFECT OF EXCHANGE RATE CHANGES
ON CASH	(249)
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(37,407)	35,054
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	91,413	46,093
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	54,006	81,147

The accompanying notes are an integral part of the financial statements.

(Concluded) - 3

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2005

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Six months ended	Six months ended
	June 30,	June 30,
	2005	2004
	(Unaudited)	(Unaudited)

(a) Net fair value of the assets acquired and liabilities assumend at the date of acquisition, was as follows:
Assets and liabilities of the
subsidiaries at the date of
acquisition:
Working capital (excluding cash
and cash equivalents)	12,371	333
Deferred income taxes	(330)	(728)
Property, plant, equipment
And other assets, net	(2,351)	(486)
Amounts funded in respect of
employee rights upon retirement		(9)
Accrued liability for employee rights
upon retirement		11
Goodwill and other intangible assets
arising on acquisition	(85,902)	(19,106)
Issuance of the Company’s share
capital	23,863	5,410
Long- term loan
Short-term bank credit	2,230
Minority interests in subsidiary
Increase in account payable- other	768	584
	(49,351)	(13,991)

(b)	Supplemental information on investing activities not involving cash flows:

1)

In January 2004, the Company acquired 100% of the shares of OMI International, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 5,410,000.

2)

On April 1, 2005, the Company acquired substantially all of the business assets of Integrated Distribution Solutions, L.L.C. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 6,883,000.

3)

On April 1, 2005, the Company acquired acquired 97% of the preferred stock of TCI Solutions, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 16,980,000.

The accompanying notes are an integral part of the financial statements.

RETALIX LTD.

NOTES TO INTERIM REPORT

FOR JUNE 30, 2005

NOTE 1 – GENERAL

Retalix Ltd. (the “Company”), an Israeli corporation whose shares are listed on the Nasdaq National Market (under the symbol "RTLX") and on the Tel-Aviv Stock Exchange (“TASE”), separately and together with its subsidiaries and an associated company (the “Group”), develops, manufactures and markets integrated enterprise-wide, open software solutions for the sales operations and supply chain management operations of food and fuel retailers, including supermarkets, convenience stores and fuel stations, as well as for suppliers to the food retail industry.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	These interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim information.

b.	The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2004 are applied consistently in these interim consolidated financial statements.

NOTE 3 – UNAUDITED INTERIM FINANCIAL STATEMENTS:

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the periods of six and three months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005.

NOTE 4 - IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt Statement 123(R) on the first interim period beginning after January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

RETALIX LTD.

NOTES TO INTERIM REPORT

FOR JUNE 30, 2005 (CONTINUED)

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company expects that upon the adoption of Statement 123(R), the Company will apply the modified prospective application transition method.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company’s result of operations. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123(R), which the Company plans to consider in implementing SFAS 123(R).

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“FAS 154”), “Accounting Changes and Error Corrections,” a replacement of APB No. 20,”Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently assessing the impact of FAS 154 on its results of operations, financial condition and liquidity.

NOTE 5 - ACQUISITIONS:

On April 1, 2005, the Company, through Retalix Holdings Inc. - a wholly owned subsidiary, acquired substantially all of the business assets of Integrated Distribution Solutions, Inc. (“IDS”). IDS is a provider of integrated enterprise software solutions for the wholesale grocery, convenience store and food service distribution industries. The Company acquired substantially all of the business assets of IDS for total consideration in the amount of $44,859,000 (including estimated direct transaction costs amounting to $600,000). The consideration for the acquisition

RETALIX LTD.

NOTES TO INTERIM REPORT

FOR JUNE 30, 2005 (CONTINUED)

of the business assets of IDS consisted of $37,976,000 in cash and 290,128 ordinary shares of Retalix, which represented approximately 1.6% of the issued and outstanding share capital of Retalix after giving effect to the issuance. In addition, the Company will release to the sellers of the business assets of IDS 207,236 shares currently held in escrow, the value of which amounts to approximately $4,916,000, subject to IDS activity meeting certain performance objectives within two years of the closing date. The value of the shares issued as well as the contingent shares was calculated based upon the average of the closing price of the Company’s ordinary shares on Nasdaq, for the period beginning two days before the acquisition through two days after the acquisition. The cash consideration of $37,976,000 was financed out of the Company’s existing cash resources. The identified intangible assets acquired amounted to approximately $15.7 million and included mainly acquired technology of approximately $ 4.8 million and customer base of approximately $ 10.7 million to be amortized over their estimated useful lives (5 to 15 years). Goodwill arising on the acquisition amounted to approximately $ 36.5 million. This acquisition was done by the company primarily in order to widen its offerings to include solutions suitable to wholesale operations and to strengthen its supply chain offerings as well as its customer base. The results of operations of IDS have been consolidated in these financial statements since April 1, 2005.

On April 1, 2005, the Company, through Retalix Holdings Inc. - a wholly owned subsidiary, acquired 97% of the preferred stock of TCI Solutions Inc. (“TCI”) representing approximately 73% of the outstanding capital stock of TCI on an as-converted basis. In addition, on April 1, 2005, the Company entered into an agreement and plan of merger whereby TCI would merge with and into a wholly owned subsidiary of Retalix. Subject to approval by TCI’s shareholders and other conditions, the Company would pay an aggregate of $2,500,000 in cash for all outstanding TCI capital stock (other than shares held by the Company and its subsidiary and before giving effect to shares which appraisal rights have been perfected under Delaware law). TCI is a provider of strategic pricing, merchandising and inventory management solutions for the grocery industry. The Company acquired the above share of TCI’s capital in the amount of $32,682,000 (including estimated direct transaction costs amounting to $1,100,000). The consideration for this acquisition consisted of $15,703,000 in cash and 715,730 ordinary shares of the Company, which represented approximately 3.9% of the issued and outstanding share capital of the Company after giving effect to the issuance. The value of the shares issued was calculated based upon the average of the closing price of the Company’s ordinary shares on Nasdaq, for the period beginning two days before the acquisition through two days after the acquisition. The cash consideration of $15,703,000 was financed out of the Company’s existing cash resources. The identified intangible assets acquired amounted to approximately $ 9.6 million and included mainly acquired technology of approximately $ 2.8 million and customer base of approximately $ 6.5 million to be amortized over their estimated useful lives (4 to 15 years). Goodwill arising on the acquisition amounted to approximately $ 26.5 million. This acquisition was done by the company primarily in order to expand its customer base and enhance its suite of solutions covering merchandising and store operations. The results of operations of TCI have been consolidated in these financial statements since April 1, 2005.

RETALIX LTD.
NOTES TO INTERIM REPORT
FOR JUNE 30, 2005 (CONTINUED)

Following are data relating to subsidiaries and activities consolidated for the first time as of the acquisition date:

	IDS	TCI
	U.S. $ in thousands
Current assets	4,170	4,844
Non current assets
Deferred income taxes	330
Property, plant, equipment
And other assets, net	546	1,805
Goodwill arising on
acquisition	36,506	24,126
Identified intangible assets	15,674	9.596
Current liabilities	(12,750)	(9,403)
Short-term bank credit		(2,230)
	44,476	28,738

As described above, in 2005, the Company acquired substantially all of the business assets of IDS as well as approximately 73% of the outstanding capital stock of TCI.

The following presents certain unaudited pro forma combined condensed income statement information for the six months ended June 30, 2005 and June 30, 2004, assuming that those acquisitions had taken place on January 1 2004, after giving effect to certain adjustments, including amortization of identifiable intangible assets of $1,243,000 and $1,090,000 in the six months ended June 30, 2005 and the six months ended June 30, 2004, respectively:

	Six months	Six months
	Ended June 30,	Ended June 30,
	2005	2004
	U.S. $ in thousands
	(except per share data)
	(Unaudited)	(Unaudited)
Revenues	98,822	82,073
Net income	3,092	1,039
Earnings per share:
Basic	0.17	0.07
Diluted	0.16	0.06

These amounts are based on actual results of the companies mentioned above for the six months ended June 30, 2005 and the six months ended June 30, 2004.

RETALIX LTD.

NOTES TO INTERIM REPORT

FOR JUNE 30, 2005 (CONTINUED)

The amounts are based upon certain assumptions and estimates and do not reflect any benefits which might be achieved from combined operations. The pro forma results do not necessarily represent results, which would have been achieved if the acquisitions had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

NOTE 6 – EARNINGS PER SHARE (“EPS”):

a.	Following are data relating to the nominal value of shares - basic and diluted used in the purpose of computation of EPS:

Six months ended
June 30
2005	2004
(Unaudited)
thousands

Weighted average number of shares
issued and outstanding- used in
computation of basic earning per share	18,227	14,092
Shares held in escrow – see note 3a.	207
Add incremental shares from assumed
exercise of options	776	1,071
Weighted average number of
shares used in computation
of diluted earnings per share	19,210	15,163

b.

The Group accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. In accordance with FAS 123, “Accounting for Stock-Based Compensation” (“FAS 123”), the Group discloses pro-forma information on the net income and earning (loss) per share assuming the Group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. The Group accounts for equity awards issued to non-employees in accordance with the provision of FAS 123, and EITF No 96-18, “Accounting for Equity Instruments that are Issued to other than Employee for Acquiring or in Conjunction with Selling Goods or Services” and related interpretations.

RETALIX LTD.

NOTES TO INTERIM REPORT

FOR JUNE 30, 2005 (CONTINUED)

The following table illustrates the effect on net income and earnings per share assuming the Group had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Six months	Six months
	Ended June 30,	Ended June 30,
	2005	2004
	U.S. $ in thousands
	(except per share data)
	(Unaudited)	(Unaudited)
Net income, as reported	6,372	2,102
Add (deduct) - stock based employee compensation
expense (income), included in reported net income		148
Deduct - stock based employee compensation expenses
Determined under the fair value method for all awards	(1,197)	(885)
Pro forma net income	5,175	1,365

Earnings per share:
Basic - as reported	0.35	0.15
Basic - pro forma	0.28	0.10
Diluted - as reported	0.33	0.14
Diluted - pro forma	0.27	0.09

NOTE 7 – INCOME TAXES:

The effective tax rate used in computing the provision for income taxes is based on projected fiscal year income before taxes, including estimated income by tax jurisdiction. The difference between the effective tax rate and the statutory rate is mainly derived from the "Approved Enterprise" status income in Israel.

NOTE 8 – SIGNIFICANT CUSTOMERS:

During the six months ended June 30, 2005 there were no customers the revenues from which accounted for 10% or more of the total consolidated revenues for this period.

RETALIX LTD.

NOTES TO INTERIM REPORT

FOR JUNE 30, 2005 (CONTINUED)

NOTE 9 - SEGMENT INFORMATION:

a.

The Company conducts business globally and is managed geographically. The Company and its subsidiaries reportable segments are strategic business units, which are distinguished by the geographical areas in which they generate revenues, based on the location of customers.

The Company evaluates performance based on the revenues presented for each geographical segment. Segment assets information is not given, since the Company does not evaluate performance based on such assets. Based on the criteria above, the Company has the following reportable segments: Israel, U.S. and International.

Geographic segments:

Summarized financial information by geographic segment, for the six months ended June 30, 2005 and the six months ended June 30, 2004 is as follows:

	Six months	Six months
	Ended June 30,	Ended June 30,
	2005	2004
	U.S. $ in thousands
	(except per share data)
	(Unaudited)	(Audited)
Revenues:
U.S.	50,196	37,362
Israel	6,748	6,146
International*	27,612	11,087
Total revenue	84,556	54,595
* The international segment
includes revenues from
customers in Europe	24,025	8,854

RETALIX LTD.

NOTES TO INTERIM REPORT

FOR JUNE 30, 2005 (CONTINUED)

b.	Enterprise-wide disclosure

The composition of the Group’s property, plant and equipment according to the physical location of the assets is as follows:

Depreciated
balance at
June 30	June 30
2005	2004
U.S. $ in thousands
(Unaudited)	(Audited)

Israel	7,738	7,572
U.S.	3,962	2,562
International	336	273
	12,036	10,407